Exhibit 99.2

Hydrogenics Corporation

2015 Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2015. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of March 8, 2016, unless otherwise stated.

Additional information about Hydrogenics, including our 2015 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 25 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

2015 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Our Business	4
2	Growth Strategy	4
3	Overall Performance	6
4	Operating Results	9
5	Financial Condition	12
6	Summary of Quarterly Results	13
7	Fourth Quarter	13
8	Outlook	13
9	Liquidity	15
10	Capital Resources	18
11	Off-Balance Sheet Arrangements	18
12	Related Party Transactions	18
13	Critical Accounting Estimates	19
14	Changes in Accounting Policies and Recent Accounting Pronouncements	19
15	Disclosure Controls	19
16	Internal Control Over Financial Reporting	20
17	Reconciliation of Non-IFRS Measures	20
18	Risk Factors	22
19	Outstanding Share Data	25
20	Forward-looking Statements	25

2015 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1    Our Business

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia and Indonesia.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry. As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services. We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power.

2    Growth Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2015, we had 16 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge and Kolon.

2015 was a strong year for product launches. In Power Systems, we launched a 1MW stationary baseload power system with our Korean partner Kolon Water and Energy. The unit began commercial operation in October 2015 at a refinery site in Korea. On the mobility front Hydrogenics signed a 10 year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe,  In Q4 the first prototype was shipped to Alstom Transport to begin early trials.  In On Site Generation, our customer E.ON, a major global energy and gas company headquartered in Germany, went live with our 1.5 Megawatt (“MW”) unit using our newer PEM electrolyzer technology in Hamburg Germany. This energy storage application is in addition to the 2MW application of alkaline electrolysis that was sold in 2012.  We are now the only company in the world to successfully launch PEM technology that can absorb a MW of energy in a single PEM stack. In addition, Hydrogenics shipped and successfully started a 0.5 MW electrolyser for Kurion, an environmental company specializing in the cleanup of radioactive contaminated water.  Kurion has been a key player in the decontamination of the Fukushima plant in Japan.  The electrolyser is part of a pilot plant that if successful could be the technology selected by Japan to remediate the expanding volume of tritiated water at Fukushima.

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Hydrogenics Corporation

Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions emit only water vapor.

Within our OnSite Generation business segment, we remain focused on two key areas.  First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2015. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.  Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Within our Power Systems business segment, we spent much of 2015 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components.  We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in-house to further reduce production cost.

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Hydrogenics Corporation

3    Overall Performance

Selected Financial information

(in thousands of US dollars, except per share amounts)

				2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Favourable (Unfavourable)	% Favourable (Unfavourable)

OnSite Generation	$23,556	$30,192	$24,078	(22%)	25%
Power Systems	12,308	15,356	18,335	(20%)	(16%)
Total Revenue	35,864	45,548	42,413	(21%)	7%

Gross profit	5,971	11,214	12,061	(47%)	(7%)
Gross Margin %	17%	25%	28%

Selling, General and Administrative Expenses	10,215	11,756	16,275	13%	28%
Research and Product Development Expenses	4,070	3,284	2,566	(24%)	(28%)

Income (Loss) from Operations	(8,314)	(3,826)	(6,783)	(117%)	44%
Net Loss	$(11,442)	$(4,523)	$(8,908)	(153%)	49%
Net Loss Per Share	$(1.12)	$(0.47)	$(1.04)	(138%)	55%

Cash Operating Costs[1]	$14,102	$13,939	$13,546	(1%)	(3%)
Adjusted EBITDA[1]	(7,875)	(2,539)	(1,217)	(210%)	(109%)

Cash used in Operating Activities	(5,838)	(14,944)	(9,197)	61%	(62%)
Cash & Cash Equivalents (including Restricted Cash)	24,901	10,421	13,847	139%	(25%)
Total Assets	59,368	47,555	40,070	25%	(19%)
Total Non-Current Liabilities (excluding Deferred Revenue)	$4,059	$4,619	$4,076	12%	(13%)

1	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 17 - Reconciliation of Non-IFRS Measures.

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Hydrogenics Corporation

Highlights for the year ended December 31, 2015 compared to the year ended December 31, 2014

•	Revenues decreased by $9.7 million or 21% to $35.9 million for the year ended December 31, 2015 compared to $45.5 million in the prior year. Of the total decrease of $9.7 million, $5.0 million or 52% of the decline was due to the impact of the weakening euro year-over-year against the US dollar. The balance of the decline of $4.7 million was due to reduced order volume in both the Power Systems and OnSite Generation groups.

•	During 2015, the Company received new orders for $14.9 million (2014 - $36.3 million) for the OnSite Generation business and $58.5 million (2014 - $17.2 million) for the Power Systems business.

	Dec 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2015 backlog
OnSite Generation	$28.3	$14.9	$(2.5)	$23.6	$17.1
Power Systems	33.9	58.5	(3.9)	12.3	76.2
Total	$62.2	$73.4	$(6.4)	$35.9	$93.3

•	Of the above backlog of $93.3 million, we expect to recognize $22.3 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

•	Gross profit decreased $5.2 million to $6.0 million, or 16.6% of revenue, driven by the decrease in revenue during 2015 bringing production capacity down from normal levels, several key first-of-a-kind projects that had a lower margin profile, changes in product mix (including a lower proportion of custom projects, including engineering services), as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

•	Selling, general and administrative (“SG&A”) expenses for 2015 of $10.2 million were lower by $1.6 million or 13% compared to $11.8 million for the year ended December 31, 2014. The improvement over the prior year was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease is the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the deferred share units (“DSUs”) and restricted share units (“RSUs”) compared to the prior year as a result of the decline in share price to C$12.35 the end of 2015 from C$15.42 per share at the end of 2014.

•	Research and product development (“R&D”) expenses were $4.1 million for the year ended December 31, 2015 compared to $3.3 million in 2014, with the increase due primarily to a reduction in R&D funding in OnSite Generation of $1.0 million, increased spending on R&D projects, specifically related to power to gas projects partially offset by a reduction of R&D expenses due to the weakening of the euro and the Canadian dollar relative to the US dollar.

•	The Adjusted EBITDA loss increased to $7.9 million for the year ended December 31, 2015 from $2.5 million for last year, for the reasons noted above.

•	Net loss for the year ended December 31, 2015, was $11.4 million or $1.12 per share compared to a net loss of $4.5 million or $0.47 per share for the prior year. The net loss in the current period reflects i) the lower revenues and lower margins ($5.2 million); ii) an increase in other finance loss due to the issuance and subsequent adjustment of warrants ($0.9 million) and fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million); iii) increased interest expense due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million), financing costs related to the institutional long-term debt ($0.3 million); and iv) an increase in R&D expenses ($0.8 million). This was partially offset by the decrease in SG&A expenses described above.

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Hydrogenics Corporation

•	Cash operating costs were $14.1 million in the current year compared to $13.9 million for 2014, with the higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses.

Highlights for the year ended December 31, 2014 compared to the year ended December 31, 2013

•	Revenues increased by $3.1 million or 7% to $45.5 million for the year ended December 31, 2014 compared to $42.4 million in the prior year. Increase in revenue was due to increases in Onsite Generation revenues offset by decreases in Power Systems revenue in the current year as a result of orders from Q1 and Q2 of 2013 with no comparable orders during the same periods in 2014. During the 2014, the Company received new orders for $36.3 million (2013 - $27.6 million) for the OnSite Generation business and $17.2 million (2013 - $9.3 million) for the Power Systems business.

	Dec 31, 2013 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2014 backlog
OnSite Generation	$22.5	$36.3	$(0.3)	$30.2	$28.3
Power Systems	34.5	17.2	(2.5)	15.3	33.9
Total	$57.0	$53.5	$(2.8)	$45.5	$62.2

•	SG&A expenses for 2014 of $11.8 million were lower by $4.5 million or 28% compared to $16.3 million for the year ended December 31, 2013. The improvement over the prior year was primarily due to the mark-to-market adjustment on the restricted share units (“RSUs”) and deferred share units (“DSUs”) compared to the prior year as a result of the decline in share price to C$15.42 the end of 2014 from C$20.42 per share at the end of 2013.

•	R&D expenses were $3.3 million for the year ended December 31, 2014 compared to $2.6 million in 2013, with the increase due to the development of the Company’s Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

•	Net loss for the year ended December 31, 2014, was $4.5 million or $0.47 per share compared to a net loss of $8.9 million or $1.04 per share for the prior year. The 49% improvement in the net loss reflects the impact of the lower mark-to-market adjustment on the value of RSUs and DSUs in the current year indicated above, somewhat offset by lower margins in the current year compared to the prior year.

•	Cash operating costs were $13.9 million in the current year compared to $13.5 million for 2013, with the higher costs a result of an increase in R&D spending partially offset by lower SG&A expenses due to the impact of exchange rate fluctuations.

•	The Adjusted EBITDA loss increased to $2.5 million for the year ended December 31, 2014 from $1.2 million for 2013. The decline resulted from lower margin sales and higher research and development costs in the current year.

2015 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

4    Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20-60 normal cubic meters of hydrogen and consume 100-300kW of electrical energy. Recently we have seen several applications which would consume 10-100 megawatts (MW) of power, which is 100-300 times larger than a typical industrial unit to date. The emergence of these applications has appeared slowly with customer and government support. Today several third party studies and internal work by lead customers suggests substantial long term opportunity for “power to gas”, an application for energy conversion and storage. Very large scale industrial applications are also appearing such as de-tritiation of contaminated waste water at nuclear reactor sites.

Our OnSite Generation products are also sold to merchant gas companies and end-users requiring high purity hydrogen for industrial applications. These uses of our product are subject to fluctuation in new capital expenditures and plant expansions. We also sell and service products for hydrogen fueling stations for transportation applications.

The worldwide market for hydrogen is estimated at $5 billion annually. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million, although the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Selected Financial Information

	Years ended December 31
	2015	2014	% Favourable (Unfavourable)
Revenues	$23,556	$30,192	(22%)
Gross profit	3,391	6,102	(44%)
Gross margin %	14%	20%	(29%)
Selling, General and Administrative Expenses	2,665	3,293	19%
Research and Product Development Expenses	1,917	1,070	(79%)
Segment Income (Loss)	$(1,191)	$1,739	(168%)

Revenues decreased by $6.6 million or 22% to $23.6 million for the year ended December 31, 2015 compared to $30.2 million for 2014. Revenue in 2015 consisted of the sale of electrolyzer products to customers in industrial gas markets, hydrogen fueling stations and energy storage projects. Revenues decreased due to a decline in new capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia) as well as the weakening of the euro which impacted revenue by approximately $3.7 million. Orders awarded for the year ended December 31, 2015 were $14.9 million (December 31, 2014 – $36.3 million). At December 31, 2015 we had $14.8 million of confirmed orders (December 31, 2014 – $28.3 million), to be delivered and recognized as revenue in 2016.

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Hydrogenics Corporation

Gross Margin declined in 2015 to 14% compared to 20% in 2014 primarily due to the decrease in revenue during 2015, bringing production capacity down from anticipated levels, lower margin orders – in particular in key first-of-a-kind projects, as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

SG&A Expenses were $2.7 million for the year ended December 31, 2015, a decrease of $0.6 million due to the impact of the weaker euro relative to the US dollar, as well as reduced sale costs attributable to lower revenue/order intake.

R&D Expenses were $1.9 million during 2015 compared to spending of $1.1 million for the year ended December 31, 2014 attributable to reduced funding on the current projects, partially offset by projects nearing the completion stage, as well as the impact of the weaker euro relative to the US dollar.

Segment Income (Loss) decreased $2.9 million to a loss of $1.2 million for the year ended December 31, 2015 compared to a gain of $1.7 million for the prior year.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business is based on proton exchange membrane (“PEM”) fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from three kilowatts to multiple megawatts with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit.

Our target markets include stationary power applications, backup power for telecom, data centre installations and motive power applications, such as trains, buses, trucks and utility vehicles. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target addressable markets (stationary power, telecom back up power, data centre and mobility) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Selected Financial Information

	Years ended December 31
	2015	2014	% Favourable (Unfavourable)
Revenues	$12,308	$15,356	(20%)
Gross Profit	2,580	5,112	(50%)
Gross margin %	21%	33%	(37%)
Selling, General and Administrative Expenses	3,920	4,143	5%
Research and Product Development Expenses	2,126	2,194	3%
Segment Income (Loss)	$(3,466)	$(1,225)	(183%)

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Hydrogenics Corporation

Revenues decreased $3.0 million or 20% to $12.3 million for the year ended December 31, 2015 compared to $15.4 million for 2014. Revenue for 2015 excluding the foreign exchange impact due to the weakening of the euro, decreased $1.7 million. While order intake significantly increased, in the current year there was a decrease in the revenue recognized due to the long term nature of significant projects. Orders awarded for the year ended December 31, 2015 were $58.5 million (December 31, 2014 - $17.2 million). At December 31, 2015, backlog was $76.2 million of confirmed orders for Power Systems’ products and services (December 31, 2014 - $33.9 million), with $7.5 million of this backlog expected to be recognized as revenue in 2016.

Gross Margin declined to 21% during 2015 from 33% for the prior year, with the decline in the current period reflecting gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar, as well as a lower proportion of custom projects, including engineering services, which generally have higher gross margins combined with the impact of the lower margin German project to a research organization in the current period.

SG&A Expenses decreased by 5% to $3.9 million for the year ended December 31, 2015 compared to $4.1 million for the prior year. Expenses were lower in the current year due to the weakening Canadian dollar relative to the US dollar.

R&D Expenses at $2.1 million for the year ended December 31, 2015 were consistent with the year ended December 31. 2014, due to increased spending on R&D projects, specifically related to power to gas projects, offset by the impact of the weakening Canadian dollar relative to the US dollar.

Segment Loss declined $2.2 million to a loss of $3.5 million for the year ended December 31, 2015 compared to a loss of $1.2 million for the year ended December 31, 2014.

Corporate and Other

Selected Financial Information

	Years ended December 31
	2015	2014	% Favourable (Unfavourable)
Selling, general and administrative expenses	$3,630	$4,320	16%
Research and product development expenses	27	20	(35%)
Net other finance gains (losses)	(1,338)	(180)	(643%)
Loss on joint venture	(40)	(94)	57%
Interest income (expense)	(1,322)	(540)	(145%)
Foreign exchange gains (losses) net	(428)	117	(466%)
Total	$(6,785)	$(5,037)	(35%)

SG&A Expenses decreased by $0.7 million or 16% to $3.6 million for the year ended December 31, 2015 compared to $4.3 million for 2014. The improvement over the prior year was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease is the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the deferred share units (“DSUs”) compared to the prior year as a result of the decline in share price to C$12.35 the end of 2015 from C$15.42 per share at the end of 2014.

R&D Expenses were less than $0.1 million for the year ended December 31, 2015 consistent with the prior year and reflect the cost of maintaining our intellectual property.

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Hydrogenics Corporation

Net Other Finance Gains (Losses) increased by $1.1 million to a loss of $1.3 million for the 2015 year compared to a loss of $0.2 million at the end of 2014. The decrease is due to i) the issuance of warrants ($0.9 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million).

Interest expense increased by $0.8 million to $1.3 million for the 2015 year. The increase is due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million); and (iv) financing costs related to the institutional long-term debt ($0.3 million).

5    Financial Condition

	December 31	December 31	Increase/(decrease)
	2015	2014	$	%
Cash, cash equivalents, restricted cash and short-term investments	$24,901	$10,421	$14,480	139%
Trade and other receivables	10,419	12,900	(2,481)	(19%)
Inventories	14,270	14,698	(428)	(3%)
Operating borrowings	1,086	-	1,086	100%
Trade and other payables	7,776	11,769	3,993	(34%)
Financial liabilities	9,034	1,387	7,647	551%
Warranty provisions (current and non-current)	3,193	2,547	646	25%
Deferred revenue (current and non-current)	14,910	12,912	1,998	15%
Other non-current liabilities	$3,121	$3,464	$(343)	(10%)

Cash, cash equivalents, restricted cash and short-term investments were $24.9 million, an increase of $14.5 million or 139%. Refer to Section 9 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $10.4 million, a decrease of $2.5 million or 19% due to the collection of outstanding receivables in the period as well as the revaluation of Canadian and euro receivables at current rates as well as a decrease in accrued receivables relating to the contract for integrated power propulsion systems for an OEM, where revenue and receivables are recognized using the percentage of completion method, for which the timing of the cash collected on outstanding receivables for this project does not correspond to recognition of the revenue and receivables.

Inventories were $14.3 million compared to $14.7 million, a decrease of 3%. Excluding the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories in fact increased approximately $1.1 million as a result of expected product deliveries during early 2016.

Trade and other payables were $7.8 million, a decrease of $4.0 million compared to $11.8 million at the end of December 31, 2014. Excluding the impact of an decrease due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, trade and other payables decreased $3.3 million. The decrease is a result of greater suppliers payments for inventory shipped during the fourth quarter of 2015 as compared to 2014.

Financial liabilities were $9.0 million, an increase of $7.6 million, primarily as a result of the current portion of the institutional debt of $7.1 million, combined with the warrant liability of $0.8 million.

Warranty provisions were $3.2 million, an increase of $0.6 million from $2.5 million at December 31, 2014. Excluding the impact of an decrease due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, the warranty provision increased $0.9 million. The increase is due to additional provisions related to the delivery of newly re-designed alkaline electrolyzers in our OnSite Generation segment which may require additional costs to finalize the product design and units located at customer sites.

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Hydrogenics Corporation

Deferred revenues were $14.9 million, an increase of $2.0 million or 15%. Excluding the impact of an decrease due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, the deferred revenue increased $2.8 million reflecting customer deposits received on order bookings in the OSG business segment.

Other non-current liabilities were $3.1 million at December 31, 2015, a decrease of $0.3 million or 10%, due primarily to repayments on the repayable government contributions during 2015.

6    Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2015.

	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Revenues	$11,321	$9,644	$7,368	$7,531	$15,673	$11,093	$10,723	$8,059
Gross Profit	1,675	2,101	1,042	1,153	2,989	3,067	3,240	1,918
Gross Margin %	15%	22%	14%	15%	19%	28%	30%	24%
Adjusted EBITDA[1]	(1,838)	(1,382)	(2,342)	(2,313)	160	(683)	(288)	(1,728)
Net (Loss) Income	(2,122)	(2,192)	(3,701)	(3,427)	612	(1,262)	(125)	(3,748)
Net (Loss) income Per Share - (Basic and Fully Diluted)	$(0.20)	$(0.22)	$(0.37)	$(0.34)	$0.06	$(0.13)	$(0.01)	$(0.40)
Weighted Average Common Shares Outstanding	10,518,178	10,092,375	10,091,498	10,090,481	10,089,891	10,089,508	9,605,220	9,073,527

1.       Adjusted EBITDA is a Non-IFRS measure, refer to Section 17 – Reconciliation of Non-IFRS Measures.

7   Fourth Quarter

Revenues for the fourth quarter were $11.3 million as a result of a higher volume of large orders being delivered in the fourth quarter compared to prior quarters.

Gross Margin was 15% in the fourth quarter, lower than previous quarters, due to product mix (higher volume of lower margin product in the quarter, additional warranty costs charged in the period in the OnSite Generation segment for first of a kind projects, as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar and its impact on the procurement of US dollar based components of cost of sales for euro revenue business.

Adjusted EBITDA was a loss of $1.8 million, an increase in the loss from the third quarter due to the Company’s lower gross margin.

Net loss was $2.1 million compared to a net loss of $2.2 million in the prior quarter due to the Company’s lower gross margin in the quarter, partially offset by reduced SG&A expenses as well as reduced R&D expenditures.

8    Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. During 2015 several important milestones were realized in support of this strategy and position us well for further growth in 2016 and onward. Most notably we commissioned our second power to gas facility with E.ON. This milestone firmly establishes the commercial scale building block for much multi MW facilities in the future. We have communicated the pipeline condition for this application at approximately 80 MW of projects worth in excess of $80 million. The realization and timing of these opportunities is dependent on competitive process, funding and policy evolution in the European Union of which we expect further clarity in 2016.

2015 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

Although 2015 results were negatively impacted by order timing and the weakening euro to the US dollar, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

For stationary power fuel cell applications, the delivery and successfully commissioning and commercial operation of a one MW stationary fuel cell power plant in South Korea with our partner Kolon opens opportunities for future growth in stationary power applications in Korea as the success of the pilot plant provides the potential opportunity to scale into a multi-megawatt installation at the current pilot site and other sites.

The third milestone achieved this year which impacts our outlook is the company’s largest commercial order for propulsion systems with Alstom Transport at 50 million euros. This opportunity shows the commercial maturity and strong competitive positioning of our fuel cell technology. The first prototype of this order was delivered in Q4. We anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

Finally, we recently disclosed our participation with our partner Kurion for a process to remove tritium from nuclear reactor waste water. The pilot plant was delivered and successfully started in Q4 of 2015.  Should the current pilot prove successful and be selected by the Japanese government, Hydrogenics would supply an electrolysis process for more than 100 megawatts. The timing and full realization of these four opportunities cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

The traditional on-site industrial hydrogen market has seen weakness in the most recent quarter. Success in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline. As costs of truck transport rise the competitiveness of the onsite solution improves.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position. At December 31, 2015, our order backlog was $93.3 million (December 31, 2014 - $62.2 million) spread across numerous geographical regions, of which $22.3 million is expected to be recorded as revenue in the next twelve months.

However, as a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2017.

2015 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

9    Liquidity

Cash Used in Operating Activities

	Year ended December 31
	2015	2014	$ Change
Net loss	$(11,442)	$(4,523)	$(6,919)
(Increase) decrease in restricted cash	2,172	(1,825)	3,997
Net change in non-cash working capital	1,598	(10,457)	12,055
Other items not affecting cash	1,834	1,861	(27)
Cash used in operating activities	$(5,838)	$(14,944)	$9,106

Cash used in operating activities during 2015 decreased by $9.1 million to $5.8 million compared to $14.9 million used in 2014.

Restricted cash decreased by $4.0 million as a result of fewer funds deposited with certain financial institutions to support bank guarantees and letters of credit on customer deposits.

Net change in non-cash working capital increased $12.1 million as a result of increases in unearned revenue, a decrease in receivables, partially offset by a decrease in payables as described above under Section 5 - Financial Condition.

Cash Used in Investing Activities

	Year ended December 31
	2015	2014	$ Change
Proceeds on disposals	$-	$10	$(10)
Purchases of property plant and equipment	(2,028)	(871)	(1,157)
Receipt of IDF government funding	118	-	118
Purchase of intangibles	(105)	(110)	5
Investment in joint venture	-	(2,307)	2,307
Cash used in investing activities	$(2,015)	$(3,278)	$1,263

Cash used in investing activities during 2015 was $ 2.0 million compared to $3.3 million for the year ended December 31, 2014 with the decrease due to the investment in the Kolon Hydrogenics joint venture during the year ended December 31, 2014, which did not have a similar expenditure for the year ended December 31, 2015. Offsetting this decrease was increased purchases of property, plant and equipment of $1.2M. The current year expenditures related primarily to the Ontario Canada, IESO 2 MW Power-to-Gas storage project, as well as expenditures on cost-reducing production equipment.

2015 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

Cash Provided By Financing Activities

	Year ended December 31
	2015	2014	$ Change
Repayment of repayable government contributions	$(213)	$(498)	$285
Proceeds of borrowings	6,866	854	6,012
Proceeds of operating borrowings	1,113	-	1,113
Repayment of operating borrowings	-	-	-
Common shares issued, warrants and options exercised	17,559	13,666	3,893
Cash provided by (used in) financing activities	$25,325	$14,022	$11,303

In the second quarter of 2015, we entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7.5 million. Net proceeds after financing fees were $6.9 million.

On December 16, 2015, the Company completed a public offering for which the Company issued 2,448,385 shares for gross proceeds of $19.0 million inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $17.5 million

Changes in cash provided by financing activities for the year ended December 31, 2015 was $25.3 million compared to $14.0 million in the prior year with the issuance of 2,448,385 shares for net proceeds of $17.5 million as described above, net proceeds of borrowings & operating borrowings of $8.0 million, partially offset by the scheduled repayment of repayable government contributions.

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus allowed us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities. On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 shares by CommScope) at a price of $15 per share. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds to the Company, after underwriting fees and expenses were $13,545.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$12,282	$7,663	$1,939	$1,817	$863
Operating borrowings	1,086	1,086	-	-	-
Operating leases	3,065	800	1,226	770	269
Purchase obligations	9,440	9,435	5	-	-
Repayable government contributions	368	208	160	-	-
Total contractual obligations[2]	$26,241	$19,192	$3,330	$2,587	$1,132

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $746 included in our current liabilities which relate to units that are only settled once a director resigns as a director.
3.	The table excludes the warrant liability of $752 included in our financial liabilities.

2015 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

Credit and Loan Facilities

On May 7, 2015, Hydrogenics entered into a loan agreement with a syndicate of lenders for an 18 month loan of $7.5 million, included in the terms of the loan agreement, was the issuance of 250,000 warrants to lenders. Each warrant is exercisable for one common share of the Company at an exercise price of US$10.85 per common share. The loan bears interest at an annual rate of 11%.

At December 31, 2015, we had a Belgian joint credit and operating line facility of €7 million. Under this facility, we may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.8 million; and may also borrow up to €1.3 million for general business purposes, provided sufficient limit exists under the overall facility limit of €7 million. Of this, €3.8 million or approximately $4.2 million was drawn as standby letters of credit and bank guarantees and €1 million or approximately $1.1 million was drawn as an operating line. At December 31, 2015, we had availability of less than €2.2 million or approximately $2.4 million (December 31, 2014 - $4.1 million) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the borrower. The credit facility contains a negative pledge precluding the borrower from providing security over its assets. Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2015, we were in compliance with these covenants.

At December 31, 2015 we also had a Canadian credit facility of $2.28 million. At December 31, 2015, $0.11 million was drawn as standby letters of credit and bank guarantees. At December 31, 2015, we had $2.16 million (December 31, 2014 - $1.88 million) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at December 31, 2015.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at December 31, 2015.

We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2015 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

10    Capital Resources

We considers our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	December 31, 2015	December 31, 2014
Shareholders’ equity	$20,248	$15,476
Operating borrowings	1,086	-
Long term debt and repayable government contributions	10,326	3,475
Total	31,660	18,951
Less cash and cash equivalents and restricted cash	24,901	10,421
Capital Employed	$6,759	$8,530

The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and makes adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

11    Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

12    Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During 2015, Hydrogenics made purchases of $0.1 million (2014 - $0.2 million) from this related company. At December 31, 2015, the Company had an accounts payable balance due to this related party of less than $0.1 million (2014 – less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture. During 2015, the Company had sales to the joint venture of $0.7 million (2014 - $3.1 million). At the end of December 31, 2015 the Company had a receivable of $0.4 million (2014 $0.9 million) owing from the joint venture included in accrued accounts receivable.

2015 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

13    Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2015 annual audited consolidated financial statements.

14    Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended December 31, 2015.

15    Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

2015 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

16    Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at December 31, 2015, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31, 2015.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

17    Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options and cash settled RSUs and DSUs, which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

2015 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Year ended December 31
	2015	2014
Net loss	$(11,442)	$(4,523)
Finance loss (income)	3,128	697
Depreciation of property, plant and equipment and intangible assets	630	661
RSUs and DSUs (recovery) expense	(234)	82
Stock-based compensation expense (including PSUs)	43	544
Adjusted EBITDA	$(7,875)	$(2,539)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

	Year ended December 31
	2015	2014
Selling, general and administrative expenses	$10,215	$11,756
Research and product development expenses	4,070	3,284
Total operating costs	$14,285	$15,040
Less: Depreciation of property, plant and equipment and intangibles	(374)	(475)
Less: RSUs and DSUs (expense) recovery	234	(82)
Less: Stock-based compensation expense (including PSUs)	(43)	(544)
Cash operating costs	$14,102	$13,939

2015 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

18    Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

2015 Management’s Discussion and Analysis	Page 22

Hydrogenics Corporation

•	As a result of a strategic alliance entered into with a significant minority shareholder, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Operating

•	We may not be able to implement our business strategy and the price of our common shares may decline.

•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

•	Our insurance may not be sufficient.

•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•	Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.

•	If we do not properly manage foreign sales and operations, our business could suffer.

•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

2015 Management’s Discussion and Analysis	Page 23

Hydrogenics Corporation

•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•	We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Liquidity

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

•	Our operating results may be impacted by currency fluctuation.

2015 Management’s Discussion and Analysis	Page 24

Hydrogenics Corporation

19    Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 12,540,757 common shares outstanding at December 31, 2015.

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1	10,090,325	$348,259	9,017,617	$333,312
Issuance of common shares	2,448,385	17,549	1,000,000	13,545
Warrants exercised	-	-	57,144	1,217
Stock options exercised	2,050	16	15,564	185
Adjustment for partial shares on share consolidation	(3)
At December 31,	12,540,757	$365,824	10,090,325	$348,259

At December 31, 2015, there were 536,174 stock options and 199,772 PSUs outstanding to purchase our common shares. If these securities are exercised, our shareholders could incur dilution.

20    Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

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Hydrogenics Corporation

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2016 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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